April 14, 2009

Via EDGAR Only

U.S. Securities and Exchange Commission
100 F. Street NE
Washington, D.C.  20549

Attention:  Ryan Milne

Re:	Imagin Molecular Corporation
Form 10-KSB/A for
Fiscal year ended December 31, 2007
Filed November 10, 2008
Response Letter Dated February 2, 2009
File No.: 000-23873

Dear Mr. Milne:

Please be advised that the undersigned is the duly elected Chief Financial Officer of Imagin Molecular Corporation, the above-referenced issuer (the “Issuer”).  This letter is in response to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings provided in your letter dated February 2, 2009 (the “Comment Letter”), and to illustrate the amendments made to the filing on Form 10-KSB/A, filed concurrently herewith.  Our responses follow the text of each Staff comment and are reproduced consecutively for your convenience.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2007

Management’s Report on Internal Control over Financial Reporting, page 15

1.	We note your response to comment 2 of our letter dated December 1, 2008. Please amend your Form 10-KSB to provide the disclosures that you set forth in your response.

The Form 10-KSB was revised to provide the following:

Our management has identified the following material weaknesses that led to the restatement of our financial statements:

1.
Lack of formal policies and procedures necessary to adequately review significant accounting transactions. The Issuer utilizes a third party independent contractor for the preparation of its financial statements. Although the financial statements and footnotes are reviewed by our management, we do not have a formal policy to review significant accounting transactions and the accounting treatment of such transactions. The third party independent contractor is not involved in the day to day operations of the Issuer and may not be provided information from management on a timely basis to allow for adequate reporting/consideration of certain transactions. In the case of the restatement of the investment in Positron securities, a periodic review (not less than quarterly) and discussion of significant transactions (i.e. increasing advances to a related party) may have led to more timely adoption of the proper method of accounting.

2.
Audit Committee and Financial Expert. The Issuer does not have a formal audit committee with a financial expert, and thus the Issuer lacks the board oversight role within the financial reporting process.

Notes to Consolidated Financial Statements, page 30

Note 5. Due from Related Party, page 34

2.
We note from your response to comment 4 of our letter dated December 1, 2008 that you exchanged the notes receivables from Positron for the return of outstanding shares of common stock and preferred stock issued to Solaris in a November 18, 2008 transaction.  Please explain to us in detail how you accounted for the exchange.  If you recorded a loss on exchange, tell us why you believe the loss should not have been recorded in an earlier period in light of Positron’s history of negative operating cash flows and operating losses.

We exchanged the notes receivable due from Positron Corporation for 20,000,000 shares of our Common Stock and 4,387,500 shares of our Series A Preferred Shares all of which had previously been issued to Solaris Opportunity Fund, L.P. We recorded the reacquired shares as treasury stock using the Par Value Method.

The notes receivable due from Positron were secured by a pledge of 100,000,000 shares of Positron common stock. Throughout the period that we held the notes, the market value of the pledged securities far exceeded the carrying value of the investment on our books. For this reason we have not recorded any losses with respect to the value of the notes.

Note 6. Imagin Diagnostic Centres Inc. Convertible Notes Receivable and Restatement page 34.

We note your response to comment 5 of our letter dated December 1, 2008. In light of the history of negative operating cash flows and operating losses, you should determine whether your investment in the common stock and preferred stock of Positron is recoverable, pursuant to paragraphs 6(b) and 19(h) of APB 18.  Tell us the fair value of your investment in Positron and how you determined it to support your conclusion that the investment has not experienced an other-than-temporary impairment.

1.
Our investment in Positron consists of 4,000,000 Positron common shares and 722,358 shares of Positron Series B Preferred Stock (each convertible into 100 shares of common). In reviewing the carrying value of our investment for impairment (other than temporary), we considered several factors as discussed in paragraph 19(h) of  APB 18.

a.
Fair market value of Positron common shares – On December 31, 2007 and September 30, 2008, Positrons common shares had a fair market value of $0.068 and $0.077 per share, respectively. Thus the aggregate fair market value of the common shares owned directly and those underlying the Series B Preferred Shares exceeded the carrying value of our investment at the end of each of those reporting periods.

b.
Fair market value of Positron Series B Preferred Shares – Since January 1, 2008, Positron Corporation has issued 942,000 shares of its Series B Preferred Shares and raised approximately $1,700,000 from the issuances. In March 2008 Positron issued 162,500 Series B Preferred shares with warrants for $650,000 or $4.00 per share. The fair market value of each share of Series B Preferred, net of the value of the warrants, was $1.75.  Applying the per share fair market value to Imagin’s holdings of Positron Series B Preferred shares together with its shares of Positron common stock does support the carrying value of our investment in Positron securities reported at December 31, 2007.

Additionally, to support the carrying value of our investment as reported in our financial statements included on Form 10-Q as of September 30, 2008, in October 2008 Positron issued 126,250 Series B Preferred shares with warrants for $465,000 or $3.68 per share. The fair market value of each share of Series B Preferred, net of the value of the warrants, was $2.67. When applied to Imagin’s holdings of Positron Series B Preferred shares together with its shares of Positron common the value exceeds the carrying amount of our investment in Positron securities reported at September 30, 2008.

Positron also issued Series B Preferred Shares in January and March of 2009. It is our intention to apply the fair market values of these later issuances to our holdings at December 31, 2008 to consider whether other than temporary impairment has occurred.

We have attached as Exhibit 1, a summary of the Positron’s Series B Preferred Stock issued between January 2008 and March 2009.

c.
Positron’s continued progress toward commercialization of new PET camera and introduction of PosiRx™ – Positron, through its joint venture Neusoft Positron Medical Systems, Shenyang China continues to make progress toward commercializing the new Atrius™ PET camera. Additionally, in January 2009, Positron announced that they will market its complete turnkey offering of radiopharmaceuticals, camera service and imaging for a total solution to customers under the name PosiRx™.  Positron’s PosiRx™ will offer financing and partnership flexibility by providing imaging providers the choice of radiopharmaceuticals, radiopharmaceutical dispensing systems, molecular imaging devices, and equipment service directly from Positron.

After evaluating the above factors we have concluded that despite Positron’s history of negative operating cash flows and operating losses, our investment has not experienced an other-than-temporary impairment. This being the case we will continue to accounts for our investment under the equity method and we will periodically evaluate our investment for other-than temporary impairment.

Should you have any questions or require any further information please do not hesitate to contact the undersigned.

IMAGIN MOLECULAR CORPORATION

By:	/s/ Corey Conn
Corey Conn
Chief Financial Officer

EXHIBIT 1

Positron Corporation
Series B Preferred Shares Issued
Fair Market Value Summary
January  2008 - March 2009

Dates Of Issuance	Amount Raised	Series B Shares Issued	Warrants Issued	FMV of Warrants	Per Share FMV Series B Shares Net of Warrant FMV
March 2008	$650,000	162,500	81,250	$365,517	$1.75

October 2008	$465,000	126,250	63,125	$127,442	$2.67

January 2009	$415,000	553,332	-	$-	$0.75

March 2009	$200,000	100,000	400,000	$159,097	$0.41